Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement Dated January 5, 2016

Registration Statement No. 333-203945

Cempra, Inc.

4,166,667 Shares of Common Stock

January 6, 2016

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated January 5, 2016 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying prospectus dated May 7, 2015, including the documents incorporated by reference therein, relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus Supplement and the accompanying prospectus.

Issuer:	Cempra, Inc.

Ticker/Exchange:	CEMP/The NASDAQ Global Market

Title of securities:	Common stock, par value $0.001 per share

Common stock offered by us:	4,166,667 shares (or 4,791,667 shares of common stock if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after the offering:	48,132,744 shares (or 48,757,744 shares if the underwriters exercise their option to purchase additional shares in full) (based on 43,966,077 shares outstanding as of September 30, 2015).

Last reported sale price of common stock on The NASDAQ Global Market on January 6, 2016:	$24.74

Public offering price:	$24.00 per share

Net proceeds:	Approximately $93.7 million, or approximately $107.8 million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering costs payable by us.

Use of proceeds:	The principal purposes of this offering are to obtain additional capital to support our operations. We expect to use the net proceeds from this offering to fund the U.S. launch of solithromycin for CABP, including building inventory of solithromycin, hiring additional commercial management personnel, engaging in pricing research and other market research, and to begin building our specialty antibiotic sales force, and to fund our research and development activities, including continued clinical and regulatory development of solithromycin in gonorrhea and in certain other investigator-led studies as well as Tasksta in ABSSSI and refractory bone and joint infections, working capital and general corporate and administrative expenses.

Other changes from the Preliminary Prospectus Supplement:

The third paragraph of the Preliminary Prospectus Supplement under the caption “Prospectus supplement summary—Our company—Our product candidates—Estimated cash expenditures” is replaced with the following paragraph:

Based upon preliminary estimates, we expect to have had approximately $154 million of cash and cash equivalents as of December 31, 2015. The estimate of our cash and cash equivalents as of December 31, 2015 is based upon internal reporting and expectations and is preliminary and unaudited. We have not completed our normal year-end procedures as of December 31, 2015, and there can be no assurance that our final results will not differ from this estimate. Any such changes could be material. In addition, during the course of the preparation of our audited consolidated financial statements and related notes as of and for the year ended December 31, 2015, we may identify items that would require us to make material adjustments to this estimated financial information. The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of our management. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. Based on our current assumptions, we expect that our cash and equivalents, including the proceeds of this offering (but assuming no exercise by the underwriters of their option to purchase additional shares), will enable us to fund our operating expenses and capital expenditure into the second quarter of 2017, including the completion of the NDA submission for solithromycin for CABP, the completion of our Phase 3 trial for solithromycin for the treatment of gonorrhea, initial pre-launch commercial readiness activities for solithromycin, and the cost of preparing for commercial launch and launching solithromycin in the U.S. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Due to the numerous risks and uncertainties associated with the development and successful commercialization of solithromycin for CABP and other indications and our other product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of solithromycin for CABP and other indications or our other product candidates.

The second paragraph of the Preliminary Prospectus Supplement under the caption “Risk Factors—Risks related to our business—If we fail to obtain additional financing, we may not be able to complete the development and commercialization of solithromycin or Taksta” is replaced with the following paragraph:

Based on our current assumptions, we expect that our cash and equivalents, including the proceeds of this offering (but assuming no exercise by the underwriters of their option to purchase additional shares), will enable us to fund our operating expenses and capital expenditure into the second quarter of 2017, including the completion of the NDA submission for solithromycin for CABP, the completion of our Phase 3 trial for solithromycin for the treatment of gonorrhea, initial pre-launch commercial readiness activities for solithromycin, and the cost of preparing for commercial launch and launching solithromycin in the U.S. However, we have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Moreover, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. For example, our clinical trials may encounter technical, enrollment or other issues that could cause our development costs to increase more than we expect and we may be required to conduct additional trials requested by the FDA that could increase our costs significantly. We would also need to raise additional funds sooner if we choose to initiate clinical trials more rapidly than we presently anticipate or if we elect to conduct additional trials for alternate indications. In any event, the costs to develop and launch solithromycin and to develop Taksta beyond our completed Phase 2 trial will be significant and we will need to raise additional capital to continue those development activities to obtain regulatory approval of and to commercialize solithromycin and Taksta.

*    *    *    *    *

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus relating to and describing the terms of the offering may be obtained from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204, or by emailing prospectus-eq_fi@jpmchase.com; or from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, telephone: (877) 547-6340, email: Prospectus_Department@Jefferies.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement dated January 5, 2016 and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

3